UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38885

ORGANIGRAM HOLDINGS INC.

(Translation of registrant’s name into English)

145 King Street West, Suite 1400

Toronto, Ontario, Canada M5H 1J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [    ]                    Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated December 20, 2023

99.2	Form of Proxy

99.3	Virtual Meeting Guide

99.4	Amendment to Subscription Agreement dated December 20, 2023 between BT DE Investments Inc. and Organigram Holdings Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Paolo De Luca
Paolo De Luca

Interim Chief Financial Officer

Date: December 27, 2023